Exhibit 99.1

NEWS RELEASE TRANSMITTED BY BUSINESS WIRE

FOR:  Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

November 2, 2011

Sierra Wireless Reports Third Quarter 2011 Results

•                  Revenue in the third quarter 2011 of $146.8 million

•                  Non-GAAP net earnings per diluted share of $0.15

•                  Core M2M revenue up 15% year-over-year

•                  Gross margin increased to 29.5%, up from 28.0% in the second quarter

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR) (TSX:  SW) today reported third quarter 2011 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

Revenue for the third quarter of 2011 was $146.8 million, a decrease of 15% compared to $172.7 million in the third quarter of 2010, and an increase of 5% compared to $139.9 million in the second quarter of 2011.  The year-over-year revenue decrease was primarily driven by the loss of revenue from Barnes & Noble and Clearwire, which combined accounted for approximately $30 million in revenue in the third quarter of 2010.  Machine-to-Machine (“M2M”) revenue was $75.3 million, down 1% compared to $76.1 million in the third quarter of 2010. Excluding sales to Barnes & Noble, the company’s core M2M business increased 15% in the third quarter of 2011 on a year-over-year basis. Mobile Computing revenue was $71.5 million, down 26% compared to $96.6 million in the third quarter of 2010.

“Solid execution led to significant profitability improvements in the quarter, despite a slower than expected ramp in AirCard® revenue,” said Jason Cohenour, President and Chief Executive Officer. “Looking forward, steady growth in core segments such as Automotive, Energy, and Networking continues to drive our market leadership in Machine-to-Machine. In addition, our PCOEM business continues to show substantial year-over-year growth and our market position with key operators has strengthened considerably with the launch of new 4G LTE AirCard products.”

On a GAAP basis, gross margin was $43.3 million, or 29.5%, in the third quarter of 2011 compared to $49.0 million, or 28.3%, in the third quarter of 2010.  Operating expenses were $45.1 million and loss from operations was $1.8 million in the third quarter of 2011, compared to operating expenses of $51.2 million and a loss from operations of $2.2 million in the third quarter of 2010.  Net loss was $1.0 million, or $0.03 per diluted share, in the third quarter of 2011, compared to net earnings of $0.7 million, or $0.02 per diluted share, in the third quarter of 2010.

On a non-GAAP basis, gross margin was 29.6% in the third quarter of 2011, compared to 28.4% in the third quarter of 2010.  Operating expenses were $39.4 million and earnings from operations were $4.0 million in the third quarter of 2011, compared to operating expenses of $41.3 million and earnings from operations of $7.8 million in the third quarter of 2010.  Net earnings were $4.6 million, or $0.15 per diluted share, in the third quarter of 2011 compared to net earnings of $6.5 million, or $0.21 per diluted share, in the third quarter of 2010.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.  We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information on actual operating results and assist in comparisons from one period to another.  The reconciliation between our GAAP and non-GAAP results of operations is provided in the accompanying schedules.

Financial Guidance

The following guidance for the fourth quarter of 2011 reflects current business indicators and expectations.  In the fourth quarter of 2011, we expect total revenue to be relatively unchanged from third quarter levels, we expect the majority of the gross margin improvements we achieved in the third quarter to be sustained and we expect operating expenses to be slightly above the seasonally low level experienced in the third quarter.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q4 2011 Guidance	Consolidated Non-GAAP

Revenue	$145 to 150 million
Earnings from operations	$1.5 to $3.0 million
Net earnings	$1.5 to $3.0 million
Earnings per share	$0.05 to $0.10 per share

Conference Call, Webcast and Instant Replay Details

We will host a conference call to review our results on Wednesday, November 2, 2011 at 2:30 p.m. PDT, 5:30 p.m. EDT. You can participate in the conference call either via telephone or webcast.

To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•                  Toll-free (Canada and US): 1-877-201-0168

•                  Alternate number: 1-647-788-4901

•                  Conference ID: 17659973

For those unable to participate in the live call, a replay will be available for 10 days following. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.

To access the webcast, please follow the link below:

http://www.snwebcastcenter.com/custom_events/sierrawireless-20111102/site/

The webcast will remain available at the above link for one year following the call.

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the fourth quarter of 2011 and our fiscal year 2011, our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors, most of which are discussed in greater detail.  These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed.

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading mobile computing and machine-to-machine (M2M) communications products and solutions that connect people, devices, and applications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. “AirPrime,” “AirLink,” and “AirVantage” are also trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Revenue	$146,827	$172,732	$430,990	$483,165
Cost of goods sold	103,493	123,778	309,092	341,667
Gross margin	43,334	48,954	121,898	141,498
Expenses
Sales and marketing	11,158	12,137	34,752	39,476
Research and development	21,942	22,178	67,479	64,253
Administration	8,548	8,865	26,743	27,284
Restructuring	881	4,316	856	7,508
Integration	121	727	1,426	4,204
Amortization	2,447	2,939	8,089	8,964
	45,097	51,162	139,345	151,689
Loss from operations	(1,763)	(2,208)	(17,447)	(10,191)
Foreign exchange gain (loss)	(154)	2,359	47	(6,759)
Other income (expense)	68	12	15	(221)
Income (loss) before income taxes	(1,849)	163	(17,385)	(17,171)
Income tax recovery	(851)	(499)	(1,775)	(1,587)
Net earnings (loss)	(998)	662	(15,610)	(15,584)
Net loss attributable to non-controlling interest	—	(48)	(57)	(218)
Net earnings (loss) attributable to the Company	$(998)	$710	$(15,553)	$(15,366)
Net income (loss) per share attributable to the Company’s common shareholders (in dollars)
Basic	$(0.03)	$0.02	$(0.50)	$(0.49)
Diluted	$(0.03)	$0.02	$(0.50)	$(0.49)
Weighted average number of shares outstanding (in thousands)
Basic	31,297	31,077	31,267	31,061
Diluted	31,297	31,208	31,267	31,061

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

(unaudited)

		September 30,	December 31,
		2011	2010
Assets
Current assets
Cash and cash equivalents		$100,662	$85,443
Short-term investments		—	26,405
Accounts receivable, net of allowance for doubtful accounts of $4,210 (2010 - $4,606)		106,076	117,397
Inventories		37,071	22,134
Deferred income taxes		11,843	9,577
Prepaid expenses and other		15,870	24,542
		271,522	285,498
Property, plant and equipment		23,108	22,635
Intangible assets		59,588	69,024
Goodwill		91,152	90,953
Deferred income taxes		1,172	836
Other assets		629	622
		$447,171	$469,568
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$128,019	$138,940
Deferred revenue and credits		838	987
Current portion of obligations under capital leases		257	324
		129,114	140,251
Long-term obligations		27,926	24,724
Obligations under capital leases		354	263
Deferred income taxes		538	1,143
		157,932	166,381
Equity
Shareholders’ equity
Common stock:	no par value; unlimited shares authorized; issued and outstanding: 31,297,053 shares (December 31, 2010 - 31,222,786 shares)	328,383	327,668
Preferred stock:	no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock:	at cost 622,008 shares (December 31, 2010 — 643,042 shares)	(4,336)	(3,908)
Additional paid-in capital		18,742	16,926
Deficit		(48,720)	(33,167)
Accumulated other comprehensive loss		(4,830)	(5,471)
		289,239	302,048
Non-controlling interest		—	1,139
		289,239	303,187
		$447,171	$469,568

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$(998)	$662	$(15,610)	$(15,584)
Items not requiring (providing) cash
Amortization	7,456	8,692	24,524	26,176
Stock-based compensation	1,587	2,108	4,916	5,552
Non-cash restructuring and other	—	13	—	(884)
Deferred income taxes	(988)	(395)	(3,207)	(1,093)
Loss (gain) on disposal of property, plant and equipment	(6)	(61)	27	(72)
Changes in non-cash working capital
Accounts receivable	(10,616)	(33,015)	11,051	(50,358)
Inventories	(5,075)	(5,705)	(3,076)	(12,216)
Prepaid expenses and other	6,903	1,128	9,406	7,248
Accounts payable and accrued liabilities	(8,236)	15,865	(19,252)	23,746
Deferred revenue and credits	(69)	—	(161)	127
Cash flows provided (used) by operating activities	(10,042)	(10,708)	8,618	(17,358)
Investing activities
Purchase of Wavecom S.A. shares	(282)	—	(1,787)	(1,553)
Additions to property, plant and equipment	(3,357)	(1,817)	(11,920)	(7,535)
Proceeds from sale of property, plant and equipment	14	67	29	73
Increase in intangible assets	(1,265)	(966)	(3,222)	(2,965)
Net change in short-term investments	17,470	11,009	26,405	24,479
Cash flows provided by investing activities	12,580	8,293	9,505	12,499
Financing activities
Issuance of common shares, net of share issue costs	22	251	480	279
Purchase of treasury shares for RSU distribution	(2,497)	—	(2,497)	—
Repayment of long-term obligations	(261)	(242)	(888)	(2,339)
Cash flows provided (used) by financing activities	(2,736)	9	(2,905)	(2,060)
Effect of foreign exchange rate changes on cash and cash equivalents	(825)	2,970	1	2,001
Cash and cash equivalents, increase (decrease) in the period	(1,023)	564	15,219	(4,918)
Cash and cash equivalents, beginning of period	101,685	102,009	85,443	107,491
Cash and cash equivalents, end of period	$100,662	$102,573	$100,662	$102,573
Supplemental disclosures:
Net Income taxes paid (received)	$322	$99	$(1,589)	$600
Net interest paid (received)	35	(41)	88	197
Non-cash purchase of property, plant and equipment (funded by obligation under capital lease)	—	261	—	412

SIERRA WIRELESS, INC.

RECONCILLIATION OF GAAP AND NON-GAAP RESULTS

(Unaudited)

(in thousands of U.S. dollars, except where otherwise stated)

	2011				2010
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Revenue - GAAP and Non-GAAP	$430,990	$146,827	$139,888	$144,275	$483,165	$172,732	$159,116	$151,317

Gross Margin - GAAP	$121,898	$43,334	$39,100	$39,464	$141,498	$48,954	$46,210	$46,334
Stock-based compensation	299	89	97	113	370	111	124	135
Gross Margin - Non-GAAP	$122,197	$43,423	$39,197	$39,577	$141,868	$49,065	$46,334	$46,469

Loss from operations - GAAP	$(17,447)	$(1,763)	$(6,270)	$(9,414)	$(10,191)	$(2,208)	$(3,473)	$(4,510)
Stock-based compensation	4,916	1,587	1,697	1,632	5,554	2,108	1,751	1,695
Restructuring and other	856	881	(350)	325	6,968	3,776	1,581	1,611
Integration	1,426	121	765	540	4,204	727	1,631	1,846
Acquisition related amortization	9,798	3,198	3,312	3,288	10,082	3,403	3,194	3,485
Earnings (loss) from operations - Non-GAAP	$(451)	$4,024	$(846)	$(3,629)	$16,617	$7,806	$4,684	$4,127

Net loss - GAAP	$(15,553)	$(998)	$(6,766)	$(7,789)	$(15,366)	$710	$(8,555)	$(7,521)
Stock -based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	16,798	5,570	5,503	5,725	25,210	9,616	7,518	8,076
Unrealized foreign exchange loss (gain)	(63)	34	238	(335)	6,759	(2,359)	5,460	3,658
Non-controlling interest	(32)	—	—	(32)	(159)	(34)	(40)	(85)
Tax adjustments	—	—	—	—	(1,388)	(1,388)	—	—
Net earnings (loss) - Non-GAAP	$1,150	$4,606	$(1,025)	$(2,431)	$15,056	$6,545	$4,383	$4,128

Loss per share - GAAP (in dollars)	$(0.50)	$(0.03)	$(0.22)	$(0.25)	$(0.49)	$0.02	$(0.28)	$(0.24)
Diluted earnings (loss) per share - Non-GAAP (in dollars)	$0.04	$0.15	$(0.03)	$(0.08)	$0.48	$0.21	$0.14	$0.13

SIERRA WIRELESS, INC.

REVENUE BY SEGMENT AND PRODUCT

(Unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands of U.S. dollars)	2011	2010	2011	2010
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs) (1)	$63,635	$60,889	$186,089	$206,095
AirLink Intelligent Gateways and Routers	9,928	12,482	28,910	35,210
AirVantage M2M Cloud Platform and Other	1,752	2,770	6,952	7,114
	$75,315	$76,141	$221,951	$248,419

Mobile Computing
AirCard Mobile Broadband Devices	$60,453	$90,368	$177,442	$216,333
AirPrime Embedded Wireless Modules for PC OEMs	9,771	6,054	28,375	16,154
Other	1,288	169	3,222	2,259
	$71,512	$96,591	$209,039	$234,746

(1) Barnes & Noble contributed nil in M2M revenue in the three months ended September 30, 2011 compared to $10.5 million in the three months ended September 30, 2010.  In the nine months ended September 30, 2011, Barnes & Noble contributed $0.7 million in M2M revenue compared to $55.8 million in the nine months ended September 30, 2010.

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(Unaudited)

	Three months ended September 30		Nine months ended September 30
(in thousands of U.S. dollars)	2011	2010	2011	2010
M2M
Revenue	$75,315	$76,141	$221,951	$248,419
Cost of goods sold	49,667	N/A	149,732	N/A
Gross margin	$25,648	N/A	$72,219	N/A
Gross margin %	34.1%	N/A	32.5%	N/A

Mobile Computing
Revenue	$71,512	$96,591	$209,039	$234,746
Cost of goods sold	53,826	N/A	159,360	N/A
Gross margin	$17,686	N/A	$49,679	N/A
Gross margin %	24.7%	N/A	23.8%	N/A